UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-40924

ALGOMA STEEL GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-264063) and the Registration Statement on  Form F-10 (Commission File No. 333-272816) of the Registrant, Algoma Steel Group Inc.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated March 25, 2024 regarding fiscal fourth quarter 2024 guidance.

99.2	Press release dated March 25, 2024 regarding proposed offering of US$350 million of senior secured second lien notes due 2029.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Algoma Steel Group Inc.

Date: March 25, 2024	By:	/s/ John Naccarato
Name: John Naccarato
Title: Vice President Strategy and Chief Legal Officer

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